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                               January 5, 2024

       Alexander Ketterl
       Chief Executive Officer
       Heramba Electric plc
       Kiepe Platz 1
       D-40599 D  sseldorf
       Germany

                                                        Re: Heramba Electric
plc
                                                            Registration
Statement on Form F-4
                                                            Filed December 6,
2023
                                                            File No. 333-275903

       Dear Alexander Ketterl:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form F-4 filed December 6, 2023

       Industry and Market Data, page v

   1. We note your disclosure that you obtained some of the market and industry data included in the proxy
statement/prospectus from publicly available information and industry publications and that
you have not independently verified this data and information. This statement appears to
imply a disclaimer of responsibility for this information in the proxy statement/prospectus.
Please either revise this section to remove such implication or specifically state that
you are liable for all information in the proxy statement/prospectus.
       Risk Factors, page 12

   2. We note that if Proposal 3 is approved by shareholders, Irish courts will be the exclusive forum for certain
shareholder litigation matters. Please revise to describe the related risks to investors so that
they understand the consequences of electing to approve this provision. For example,
describe whether the provision will result in increased costs to
 Alexander Ketterl
FirstName  LastNameAlexander Ketterl
Heramba Electric  plc
Comapany
January    NameHeramba Electric plc
        5, 2024
January
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         bring a claim and that these provisions can discourage claims or limit
investors    ability to
         bring a claim in a judicial forum that they find favorable, as well as any questions regarding enforceability of the provision. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that
         Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the
         Securities Act or the rules and regulations thereunder. If the provision applies to Securities
         Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
We rely on a limited number of suppliers and manufacturers for our products..., page 13

3. Please expand the disclosure regarding your suppliers to clarify the nature of your arrangements with them, such as whether long-term agreements exist. Please also expand the last sentence on page 13 and 163 to clarify the nature and extent of the supply chain issues/challenges and quantify the impact you mention. We note that your disclosures on pages 171-74 do not appear to discuss this impact. Also discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.
Increases in component costs, shipping costs, long lead times, supply shortages..., page 14

4. You state that the company experienced inflationary pressures or rising costs. Please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. As appropriate, if inflationary pressures are actually occurring, revise to eliminate the implication that they only "may" occur or are a possible occurrence. Describe any actions, planned or taken, to combat inflationary pressures.
Sponsor Support Agreement, page 80

5. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Alexander Ketterl
Heramba Electric plc
January 5, 2024
Page 3
Fairness Opinion of Northland, page 92

6. Revise your disclosure to include a detailed summary of the Northland Report, with a particular emphasis on the qualifications of and method for selecting Northland.
         Additionally, describe any material relationships between Northland and you or any of the
         SPAC Sponsors or their affiliates. Refer to Item 1015(b) of Regulation M-A.
7. Please disclose the "certain internal financial information, estimates, and financial and operations forecasts for Kiepe Electric, prepared by Kiepe Electric, PERAC, and their respective advisors," as mentioned in the fifth bullet on page 93. Please also reconcile the disclosure in that bullet with the disclosure on page 94 regarding the "unavailability of adequate financial projections." If the financial projections were inadequate, explain the reason for the inadequacy.
Proposal No. 1 -- The Business Combination Proposal
Potential Actions to Secure Requisite Shareholder Approvals, page 100

8.       We note the disclosure on page 100 indicating that the Sponsor or
PERAC   s directors,
         officers, advisors or their affiliates "may" purchase SPAC securities in the open market to reduce redemption rates. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.
Unaudited Pro Forma Condensed Combined Financial Information, page 110

9. We note your discussion of footnote (AA) on page 127. Please clarify if there is a related adjustment presented on the face of your pro forma statement of profit or loss.
Registration Rights Agreement, page 234

10. We note that you will enter into a registration rights agreement at the closing of the business combination, pursuant to which Holdco will agree to provide certain holders of
         Holdco securities with customary demand and piggyback registration rights. Please disclose whether there are, or whether you expect, any maximum cash penalties under the registration rights agreement(s), if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.
Material U.S. Federal Tax Considerations of the Business Combination , page 237

11. We note the Merger Agreement indicates that the parties intend that the merger will qualify as a reorganization and that you intend to file a tax opinion under Item 601(b)(8)
       of Regulation S-K. It is permissible for counsel to provide a "should" or "more likely than not" opinion, rather than a "will" opinion, provided that the disclosure explains the degree
FirstName LastNameAlexander Ketterl
       of and reasons underlying the uncertainty and the related risks to investors. In addition,
Comapany
       pleaseNameHeramba
               refer to Staff Electric plc No. 19 for guidance on the use of long and short-form
                              Legal Bulletin
Januarytax
         5, opinions
            2024 Page and
                        3 revise your disclosure accordingly.
FirstName LastName
 Alexander Ketterl
FirstName  LastNameAlexander Ketterl
Heramba Electric  plc
Comapany
January    NameHeramba Electric plc
        5, 2024
January
Page 4 5, 2024 Page 4
FirstName LastName
General

12. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
13. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
14. Refer to your disclosure on page 13 regarding sales to governments and public entities.
         Clarify the portion of your revenue attributable to those entities and subject to the risks to which you refer.
15. It appears from note 4 to Exhibit 107 that you are registering the exchange of NRA shares for shares of the registrant. Please provide us your analysis of how this exchange is consistent with Section 5 of the Securities Act.
16. We note that the underwriters of the SPAC initial public offering have waived their rights to deferred fees. Please tell us, with a view to disclosure, whether either firm has resigned.
17. We note the waiver of the deferred underwriting commissions that would otherwise be due to the underwriters upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify
the SPAC   s current
         relationship with each underwriter. Revise your pro forma financial information and relevant disclosure referring to the payment of deferred underwriting commissions.
18. Please describe what relationship existed between each of the underwriters and the
         SPAC after the close of the IPO, including any financial or merger-related advisory services conducted by either firm. For example, clarify whether either firm had any role in the identification or evaluation of business combination targets.
19. Tell us whether either of the SPAC underwriters was involved in the preparation of any disclosure that is included in this registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, please clarify that either firm claims
         no role in the SPAC   s business combination transaction and has
affirmatively disclaimed
         any responsibility for any of the disclosure in this registration statement.
20.      Please tell us whether you are aware of any disagreements with the
SPAC
         underwriters regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that these firms were to be compensated, in part, on a
 Alexander Ketterl
FirstName  LastNameAlexander Ketterl
Heramba Electric  plc
Comapany
January    NameHeramba Electric plc
        5, 2024
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         deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet the firms are waiving such fees and disclaiming responsibility for the registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.
21. Disclose whether either of the SPAC underwriters provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons for the waiver of deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that these firms have performed all their obligations to obtain the fee and therefore are gratuitously waiving the right to be compensated.
22. Please discuss the potential impact on the transaction related to the resignation of the
         SPAC underwriters. If the firms would have played a role in the closing, please revise to identify the party who will be filling that role.
23. Please revise your disclosure to highlight for investors that each firm's withdrawal indicates that it does not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, revise your disclosure to caution investors that they should not place any reliance on the fact that either firm has been previously involved with the transaction.
24. Please provide us with a letter from each firm stating whether it agrees with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with firm and each firm and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If either firm does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, please indicate that the firm withdrew from its roles and forfeited its fees, if applicable, and that the firm refused to discuss the reasons for its resignation and forfeiture of fees, if applicable, with management. Clarify whether the firm performed substantially all the work to earn its fees.
25. Please provide us with the engagement letter between the SPAC and each firm. Please disclose any ongoing obligations of the Company pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on the Company in the registration statement.
26. Please provide us with any correspondence between either firm and the SPAC or the target relating to the resignation and/or waiver of deferred fees. This comment is not limited to written correspondence.
27. Please disclose whether either firm assisted in the preparation or review of any materials
         reviewed by the SPAC   s board of directors or management as part of
their services and
 Alexander Ketterl
Heramba Electric plc
January 5, 2024
Page 6
       whether either firm has withdrawn its association with those materials and notified the
       SPAC of such disassociation. For context, include that there are similar circumstances in
       which a financial institution is named and that the firm   s resignation
indicates it is not
       willing to have the liability associated with such work in this transaction
28. Please tell us whether either firm was involved in the preparation of any disclosure that is included in the registration statement, or material underlying disclosure in the registration statement, including but not limited to the disclosure regarding financial analyses conducted. If the firm was involved in preparing this disclosure, please also include a risk factor describing their role in connection with the preparation of the registration statement and the valuation of the target and that they disclaim any liability in connection with such disclosure included in the registration statement. If applicable, please also disclose the rationale for continuing to rely on information disclaimed by the professional organization associated with or responsible for such information.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jeff Gordon at 202-551-3866 or Kevin Woody at 202-551-3629 if you
have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                             Sincerely,
FirstName LastNameAlexander Ketterl
                                                             Division of
Corporation Finance
Comapany NameHeramba Electric plc
                                                             Office of
Manufacturing
January 5, 2024 Page 6
cc:       Nick S. Dhesi
FirstName LastName